EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Orion Digital Corp. (the "Company" or “Orion Digital”)

516-409 Granville St.

Vancouver, British Columbia, V6C 1T2

 Item 2 Date of Material Change

 December 29, 2025

Item 3 News Release

A press release was issued on December 30, 2025, and subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On December 29, 2025, the Company changed its name from Mogo Inc. to Orion Digital Corp. and announced it was changing its trading symbol to ‘ORIO’. On January 2, 2026, the Company’s common shares (the “Common Shares”) began trading under the new name and trading symbol on Nasdaq and TSX.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On December 30, 2025, the Company announced that it had completed its name change to Orion Digital Corp.

The Common Shares commenced trading on Nasdaq and TSX under the Company’s new name and under the new ticker symbol ‘ORIO’ on January 2, 2026.

The name change was approved by the Company’s board of directors in accordance with its articles and became effective on December 29, 2025. As of January 2, 2026, the new CUSIP and ISIN numbers for the common shares are 68627G104 and CA68627G1046.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Gregory Feller, President and Chief Financial Officer of the Company, is knowledgeable about the material change described above. His business telephone number is 604-659-4380.

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Item 9 Date of Report

January 2, 2026

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